Filed by Global Net Lease, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The Necessity Retail REIT, Inc.

Subject Company Commissions File No.: 001-38597

On August 3, 2023, Global Net Lease, Inc. (“GNL” or the “Company”) hosted a conference call to review its earnings for the three months ended June 30, 2023 (“Q2 2023”). The following are excerpts from the transcript of the pre-recorded portion of the conference call, relating to the proposed merger (the “REIT Merger”) with The Necessity Retail REIT, Inc. (“RTL”) and internalization of the Company’s and RTL’s management (the “Internalization Merger” and, together with the “REIT Merger”, the “Proposed Transactions”).

The excerpts below contain only those portions of the transcript of the pre-recorded portion of the Q2 2023 conference call that relate to discussions of the Proposed Transactions:

James Nelson

Thanks, Curtis, and thank you to everyone for joining us on today’s call.

Before we get into our results I will provide a brief update on the proposed merger with the Necessity Retail REIT which was announced in May and is expected to close this September. We believe that the merger with RTL - and the simultaneous internalization of GNL's management and operations, paired with numerous governance enhancements - will establish GNL as a sector-leading net-lease REIT with a global presence, uniquely positioned for long-term growth.

We expect that in the first full quarter after closing, the transactions will be 9% accretive to annualized AFFO per share, relative to the quarter ended March 31, 2023, and will reduce leverage for the combined company, driving net debt to adjusted EBITDA to 7.6x in the fourth quarter. Annual cost savings are expected to be approximately $75 million. The SEC declared the registration statement for the merger effective in July, and we have set a record date of August 8, 2023, for the special meeting of stockholders to vote on the proposed mergers, which will be on September 8, 2023.

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James Nelson

Thanks, Chris.

We are continuing to execute lease renewals and tenant expansions across our portfolio, locking in credit-worthy tenants with long-term leases. Our success is the natural outcome of the deliberate underwriting process we have applied over many years. In a similar way, as we continue to move toward the proposed transformative merger with the Necessity Retail REIT, we believe that it's similarly constructed portfolio of primarily retail net-lease and open-air shopping centers will complement our current assets. We expect that the diversification, scale, and savings that we anticipate realizing through the merger, internalization of management, and governance enhancements will unlock value for GNL shareholders and create a strong foundation for GNL to continue growing in the future.

We are pleased that Mike Weil, CEO of RTL who will join me as co-CEO of GNL pending completion of the merger, will participate in the Q&A session. We look forward to answering any questions you may have. Operator, please open the line for questions.

About Global Net Lease, Inc.

Global Net Lease, Inc. (NYSE: GNL) is a publicly traded real estate investment trust listed on the NYSE focused on acquiring a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical income producing net-leased assets across the United States, Western and Northern Europe. Additional information about GNL can be found on its website at www.globalnetlease.com.

Forward-Looking Statements

The statements in this communication that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” expects,” “plans,” “intends,” “would,” or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in the Company, including the adjustments giving effect to RTL merging with and into Osmosis Sub I, LLC, with Osmosis Sub I continuing as the surviving entity and wholly-owned subsidiary of GNL (the “REIT Merger”) and GNL and RTL becoming internally managed (the “Internalization Merger”) as described in this communication, as well as the potential success that the Company may have in executing the REIT Merger and Internalization Merger, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause the Company’s actual results, or the Company’s actual results after making adjustments to give effect to the REIT Merger and the Internalization Merger, to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) the Company’s ability to complete the proposed REIT Merger and Internalization Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Internalization Merger Agreement and REIT Merger Agreement, each dated as of May 23, 2023 relating to the proposed transactions, (iii) ability of the Company to obtain lender consent to amend its Second Amended and Restated Credit Facility or any other loan agreement of the Company, if at all, or on terms favorable to the Company, (iv) risks related to the potential repeal of the Company’s Shareholder’s Rights Plan; (v) risks related to the decrease in the beneficial ownership requirements of the Company’s applicable classes and series of stock; (vi) risks related to diverting the attention of the Company’s management from ongoing business operations, (vii) failure to realize the expected benefits of the proposed transactions, (viii) significant transaction costs or unknown or inestimable liabilities, (ix) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (x) the risk that RTL’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (xi) risks related to future opportunities and plans for the Company post-closing, including the uncertainty of expected future financial performance and results of the Company post-closing following completion of the proposed transactions, (xii) the effect of the announcement of the proposed transaction on the ability of the Company and RTL to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships, (xiii) the effect of any downgrade of the Company’s or RTL’s corporate rating or to any of their respective debt or equity securities including the outstanding notes under the RTL Indenture; (xiv) risks related to the market value of the GNL Common Stock to be issued in the proposed transactions; (xv) other risks related to the completion of the proposed transactions, (xvi) the risk that one or more parties to the Internalization Merger Agreement and REIT Merger Agreement may not fulfil its obligations under the respective agreement, as well as the additional risks, uncertainties and other important factors set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in the Company’s subsequent reports. Further, forward-looking statements speak only as of the date they are made, and Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

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Additional Information About the REIT Merger and Internalization Merger and Where to Find It

In connection with the proposed transactions, on July 6, 2023, GNL filed with the SEC a registration statement on Form S-4 (as amended on July 17, 2023), which includes a document that serves as a prospectus of GNL and a joint proxy statement of GNL and RTL (the “joint proxy statement/prospectus). Each party also plans to file other relevant documents with the SEC regarding the proposed transactions. The Form S-4 became effective on July 18, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. GNL and RTL commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about July 19, 2023. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by GNL with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by GNL with the SEC are available free of charge on GNL’s website at www.globalnetlease.com or by contacting GNL’s Investor Relations at investorrelations@globalnetlease.com.

Participants in the Proxy Solicitation

GNL and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about directors and executive officers of GNL is available in the proxy statement for its 2023 Annual Meeting, as incorporated by reference in the joint proxy statement/prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transactions. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from GNL as indicated above.

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